EXHIBIT 99.G

JOINT FILING AGREEMENT

Each of the persons named below agrees to the joint filing of a statement on Schedule 13D (including amendments thereto) with respect to the Class A Units and the Class B Units of Heron Lake BioEnergy, LLC, and further agrees that this Joint Filing Agreement be included as an exhibit to such filing; provided, however, that no person shall be responsible for the completeness or accuracy of the information concerning the other persons making the filing, unless such person knows or has reason to believe that such information is inaccurate.

IN WITNESS WHEREOF, the undersigned has duly executed this Joint Filing Agreement as of this 8th day of August, 2013.

Granite Falls Energy, LLC

By:	/s/ Paul Enstad

Its:	Chairman

Project Viking, L.L.C.

By:	/s/ Paul Enstad

Its:	President